UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

TABLE OF CONTENTS

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION	3
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF (LOSS) EARNINGS	4
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OTHER COMPREHENSIVE (LOSS) EARNINGS	5
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY	6
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS	7

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

ALLIED GOLD
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(In thousands of US dollars) (Unaudited)	Note	As at March 31, 2026	As at December 31, 2025

Assets
Current assets
Cash and cash equivalents		$424,200	$479,777
Trade receivables, prepayments, and other receivables	12	131,356	117,093
Derivative financial asset	11	38,570	26,703
Inventories	13	154,278	140,136
Total current assets		$748,404	$763,709
Non-current assets
Mineral property, plant and equipment	14	$1,362,467	$1,240,630
Trade receivables, prepayments and other receivables	12	37,652	28,798
Deferred tax assets		972	3,377
Inventories	13	78,296	70,056
Restricted cash		16,966	17,109
Total non-current assets		$1,496,353	$1,359,970
Total assets		$2,244,757	$2,123,679

Liabilities and Total Equity
Current liabilities
Trade and other payables	15	$409,828	$373,193
Derivative financial liability	11	174,333	167,260
Income tax payable		230,326	177,122
Provisions		11,983	16,134
Deferred and contingent consideration	21	30,321	30,117
Borrowings	17	214,558	154,312
Deferred revenue	16	76,880	67,427
Lease obligations	18	7,854	2,999
Total current liabilities		$1,156,083	$988,564
Non-current liabilities
Provision for reclamation and closure costs		188,402	187,623
Deferred tax liability		85,283	56,071
Deferred and contingent consideration	21	45,832	44,906
Deferred revenue	16	299,288	329,373
Lease obligations	18	24,310	12,463
Total non-current liabilities		$643,115	$630,436
Total liabilities		$1,799,198	$1,619,000

Equity
Share capital	19	$824,993	$813,355
Retained earnings (deficit)		(339,132)	(280,806)
Accumulated OCI		(180,017)	(155,854)
Share-based payments reserve	20	28,783	30,914
Total equity attributable to shareholders of the Company		$334,627	$407,609
Non-controlling interests	10	110,932	97,070
Total equity		$445,559	$504,679
Total liabilities and shareholders' equity		$2,244,757	$2,123,679

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

"Peter Marrone"	"Richard Graff"
PETER MARRONE	RICHARD GRAFF
Director	Director

ALLIED GOLD
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF (LOSS) EARNINGS

(In thousands of US Dollars except for shares and per share amounts) (Unaudited)	Note	For three months ended March 31,
		2026	2025
Revenue	4	$394,110	$346,407
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	5	(203,259)	(207,792)
DDA	5	(19,923)	(18,957)
Gross profit		$170,928	$119,658
General and administrative expenses	6	$(69,158)	$(18,852)
Exploration and evaluation expenses		(3,618)	(3,527)
Loss on revaluation of financial instruments	11	(37,839)	(14,116)
Other (losses) income	7	(2,527)	1,128
Net earnings before finance costs and income tax		$57,786	$84,291
Finance costs	8	$(5,798)	$(5,310)
Net earnings before income tax		$51,988	$78,981
Current income tax expense		$(64,835)	$(27,700)
Deferred income tax expense		(31,617)	(11,344)
Net (loss) earnings for the period		$(44,464)	$39,937

(Loss) earnings attributable to:
Shareholders of the Company		$(58,326)	$15,124
Non-controlling interests	10	13,862	24,813
Net (loss) earnings for the period		$(44,464)	$39,937

(Loss) earnings per share attributable to shareholders of the Company
Basic		$(0.47)	$0.14
Diluted		$(0.47)	$0.13

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OTHER COMPREHENSIVE (LOSS) EARNINGS

(In thousands of US Dollars except for shares and per share amounts) (Unaudited)	Note	For three months ended March 31,
		2026	2025
Net earnings (loss)		$(44,464)	$39,937

Other comprehensive earnings (loss), net of taxes (nil)
Items that may be reclassified subsequently to net earnings:
Cash-flow hedges - Effective portion of changes in fair value of cash flow hedges	11	(100,291)	(37,151)
- Reclassification of losses recorded in earnings		93,217	2,200
Sum		(7,074)	(34,951)
Items that will not be reclassified to net earnings:
Changes in the fair value of financial instruments at FVOCI		(17,089)	2,235
Total other comprehensive loss		$(24,163)	$(32,716)
Total comprehensive (loss) earnings		$(68,627)	$7,221

Attributable to:
Shareholders of the Company		$(82,489)	$(17,592)
Non-controlling interests		13,862	24,813
Total comprehensive (loss) earnings		$(68,627)	$7,221

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(In thousands of US Dollars) (Unaudited)	Share capital	Share-based payment reserve	Accumulated OCI	Retained earnings (deficit)	Total attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance at December 31, 2024	$587,119	$8,492	$(13,052)	$(236,794)	$345,765	$70,532	$416,297
Share-based payments	—	1,953	—	—	1,953	—	1,953
Recognition of non-controlling interest	—	—	—	7,835	7,835	(2,312)	5,523
Distribution of dividend in kind to non-controlling interest	—	—	—	—	—	(23,896)	(23,896)
Total (loss) earnings and comprehensive (loss) earnings	—	—	(32,716)	15,124	(17,592)	24,813	7,221
Balance at March 31, 2025	$587,119	$10,445	$(45,768)	$(213,835)	$337,961	$69,137	$407,098
Balance at December 31, 2025	$813,355	$30,914	$(155,854)	$(280,806)	$407,609	$97,070	$504,679
Share-based payments	—	9,507	—	—	9,507	—	9,507
Shares issued to settle RSUs	11,638	(11,638)	—	—	—	—	—
Total (loss) earnings and comprehensive (loss) earnings	—	—	(24,163)	(58,326)	(82,489)	13,862	(68,627)
Balance at March 31, 2026	$824,993	$28,783	$(180,017)	$(339,132)	$334,627	$110,932	$445,559

The accompanying notes are an integral part of the condensed consolidated interim financial statements.
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ALLIED GOLD
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(In thousands of US Dollars) (Unaudited)	Note	For three months ended March 31,
		2026	2025
Net inflow (outflow) of cash related to the following activities
Operating
Net (loss) earnings for the period		$(44,464)	$39,937
Income tax expense		96,452	39,044
Adjustments for:
Share-based expense	20	55,200	4,107
DDA		20,022	19,110
Loss on revaluation of financial instruments		33,572	14,116
Other losses (gains)	7	2,527	(12,238)
Non-cash revenue from stream arrangements	16	(6,393)	(8,598)
Finance costs	8	5,798	5,310
Operating cash flows before income tax paid, government settlements and movements in working capital		$162,714	$100,788
Income tax paid		(10,468)	(7,904)
Operating cash flows before movements in working capital		$152,246	$92,884
Increase in trade receivables, prepayments and other receivables		(23,735)	(22,590)
(Increase) decrease in inventories	13	(22,382)	49,561
(Decrease) increase in trade and other payables		(48,836)	1,275
Net cash generated from operating activities		$57,293	$121,130
Investing activities
Additions of mineral property, plant and equipment		(99,636)	(97,088)
Borrowing costs capitalized	11	(4,694)	(4,694)
Capitalized exploration and evaluation		(5,000)	(2,088)
Net cash used in investing activities		$(109,330)	$(103,870)
Financing activities
Dividend paid to NCI	10	—	(6,677)
Repayment of lease principal		(541)	—
Other interest received or finance costs (paid)		285	—
Net cash used in financing activities		$(256)	$(6,677)
Net (decrease) increase in cash and cash equivalents		$(52,293)	$10,583
Cash and cash equivalents at beginning of period		479,777	224,994
Effect of foreign exchange rate changes		(3,284)	(3,327)
Cash and cash equivalents, end of the period		$424,200	$232,250
The accompanying notes are an integral part of the condensed consolidated interim financial statements.
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ALLIED GOLD
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2026 and 2025
(Tabular amounts in thousands of US dollars, unless otherwise noted)
1.    NATURE OF OPERATIONS

Allied Gold Corporation (“Allied Gold” or “the Company”) was incorporated under the British Columbia Business Corporations Act but completed the endorsement process to continue as an Ontario Corporation on September 7, 2023. The Company is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the ticker symbol AAUC. In addition, its publicly traded convertible debentures are listed on the TSX, trading in U.S. dollars under the symbol AAUC.DB.U. The registered office of the Company is located at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2J3.

The Company is an emerging gold producer, operator and majority owner (through its subsidiaries) of the following producing gold mines and gold development project:

•the Sadiola Mine, located in Mali (the “Sadiola mine”, 80% interest), comprising two separate mining licences (the Sadiola Licence and the Korali-Sud Licence (previously referred to as Diba, 65% interest)) although integrated as a single operation;
•the Bonikro Mine located in Côte d’Ivoire (the “Bonikro mine”, 89.89% interest). The Bonikro mine comprises two separate mining licences (the Bonikro Licence and Hiré Licence) although integrated as a single operation;
•the Agbaou Mine, located in Côte d’Ivoire (the “Agbaou mine”, 85% interest); and
•the Kurmuk Gold Project, located in Ethiopia (the “Kurmuk project”, 100% interest).

The Company is advancing the transaction with Zijin Gold International Company Limited ("Zijin Gold") after entering into a definitive agreement (the "Arrangement Agreement" or the "Agreement") as previously disclosed. Zijin Gold, a public company listed on the Hong Kong Stock Exchange, agreed to acquire all of the issued and outstanding shares of Allied Gold at a price of C$44 per share (the “Offer Price”) in cash, pursuant to the terms of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the "Arrangement").

As previously disclosed all requisite shareholder and court approvals have been obtained. The Company and Zijin Gold continue to engage with regulatory bodies pursuant to previously filed applications for regulatory approvals necessary to complete the Arrangement. The Arrangement Agreement provides for an outside date for closing of May 29, 2026, subject to extension by the parties if by that date any regulatory approvals or other conditions precedent are still in progress.

2.    BASIS OF PREPARATION AND PRESENTATION

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB"). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with IFRS Accounting Standards ("IFRS”) have been condensed or omitted. The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those set out in the Company’s audited consolidated financial statements for the year ended December 31, 2025, except for those described below.

In preparing the unaudited condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

The unaudited condensed consolidated financial statements are presented in United States dollars ("US$", or “$”), which is the Company’s functional and presentation currency. The unaudited condensed consolidated financial statements were authorized for issuance by the Board of Directors of the Company, on May 14, 2026.

New accounting standards and amendments adopted

Classification and Measurement of Financial Instruments - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” (“IFRS 9”) and IFRS 7. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance
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transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments were adopted on January 1, 2026, and did not have a significant impact on the Company’s financial statements.

Contracts Referencing Nature-Dependent Electricity - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On December 18, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to help companies better report the financial effects of nature-dependent electricity contracts. The amendments clarify the factors an entity would consider when assessing whether a renewable electricity contract qualifies for the own-use exemption under IFRS 9, as well as hedge accounting requirements for when a renewable electricity contract is designated as the hedging instrument in a cash flow hedge of forecasted sales or purchases of electricity. The amendments were adopted on January 1, 2026. The Company does not currently have such contracts in effect and therefore the adoption of the amendment did not have a significant impact on the Company's financial statements.

New accounting standards and amendments to be adopted

IFRS 18, Presentation and Disclosures of Financial Statements.

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures of Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and giving investors a better basis for analyzing and comparing companies. IFRS 18 introduces three new sets of requirements:
•Improved comparability in the statements of income which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the statements of income and provide new defined subtotals, including operating profit.
•Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.
•More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027. The Company is currently evaluating the impact of this new standard.

3.    OPERATING SEGMENTS

The Company operates in Côte d’Ivoire (Bonikro mine and Agbaou mine), Mali (Sadiola and Korali-Sud mines), Ethiopia (Kurmuk project) and has its Corporate office in Canada.

The following table provides the Company’s results by operating segment in the way information is provided to and used by the Company’s chief operating decision maker, being the Company's senior executive group, to make decisions about the allocation of resources to the segments and assess their performance. The Company considers each of its operational mines to be a separate segment, with the exception of the Bonikro and Hiré mining licenses and the Sadiola and Korali-Sud mining licenses, which each form a single segment due to the interrelationships in the operations of the mines and operate as the Bonikro and Sadiola mines, respectively. Corporate legal entities are aggregated and presented together as part of the "other" segment on the basis of them sharing similar economic characteristics at March 31, 2026.

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Three months ended March 31, 2026	Sadiola mine	Bonikro mine	Agbaou mine	Total
Country of Operation	Mali	Côte d’Ivoire	Côte d’Ivoire
Revenue	$189,700	$113,548	$90,862	$394,110
Cost of sales, excluding DDA	(116,954)	(44,992)	(41,313)	(203,259)
DDA	(4,797)	(7,873)	(7,253)	(19,923)
Gross profit	$67,949	$60,683	$42,296	$170,928
Site exploration and evaluation expenses	$(3,392)	$—	$—	$(3,392)
Corporate Adjustments
General and administrative expenses				$(69,158)
Exploration and evaluation expense overhead				$(226)
Loss on revaluation of financial instruments				$(37,839)
Other losses				$(2,527)
Net earnings before finance costs and income tax				$57,786
Finance costs				$(5,798)
Net earnings before income tax				$51,988

Three months ended March 31, 2025	Sadiola mine	Bonikro mine	Agbaou mine	Total
Country of Operation	Mali	Côte d’Ivoire	Côte d’Ivoire
Revenue	$234,445	$60,224	$51,738	$346,407
Cost of sales, excluding DDA	(152,416)	(29,218)	(26,158)	(207,792)
DDA	(10,375)	(6,799)	(1,783)	(18,957)
Gross profit	$71,654	$24,207	$23,797	$119,658
Site exploration and evaluation expenses	$(2,432)	$(445)	$(235)	$(3,112)
Corporate Adjustments
General and administrative expenses				$(18,852)
Exploration and evaluation expense overhead				$(415)
Gain on revaluation of financial instruments				$(14,116)
Other income				$1,128
Net earnings before finance costs and income tax				$84,291
Finance costs				$(5,310)
Net loss before income tax				$78,981

Balances at March 31, 2026	Sadiola mine	Bonikro mine	Agbaou mine	Kurmuk project	Corporate and other	Total
Country of Operation	Mali	Côte d’Ivoire	Côte d’Ivoire	Ethiopia
Current assets	$299,616	$94,682	$120,160	$15,063	$218,883	$748,404
Non-current assets(1)	351,110	218,223	71,483	823,326	32,211	1,496,353
Total assets	$650,726	$312,905	$191,643	$838,389	$251,094	$2,244,757

Current liabilities	$270,308	$119,574	$98,696	$79,687	$587,818	$1,156,083
Non-current liabilities	174,445	58,404	67,560	41,534	301,172	643,115
Total liabilities	$444,753	$177,978	$166,256	$121,221	$888,990	$1,799,198
(1) Non-current assets are predominantly comprised of MPP&E
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Balances at December 31, 2025	Sadiola mine	Bonikro mine	Agbaou mine	Kurmuk project	Corporate and other	Total
Country of Operation	Mali	Côte d’Ivoire	Côte d’Ivoire	Ethiopia
Current assets	$295,796	$83,125	$104,782	$2,224	$277,782	$763,709
Non-current assets(1)	322,691	226,925	70,371	707,685	32,298	1,359,970
Total assets	$618,487	$310,050	$175,153	$709,909	$310,080	$2,123,679

Current liabilities	$246,720	$105,528	$96,840	$68,224	$471,252	$988,564
Non-current liabilities	153,639	48,997	62,136	34,322	331,342	630,436
Total liabilities	$400,359	$154,525	$158,976	$102,546	$802,594	$1,619,000
(1) Non-current assets are predominantly comprised of MPP&E

4.    REVENUE

	For three months ended March 31,
	2026	2025
Gold(1)	$393,070	$346,116
Silver	1,040	291
Total sales revenue	$394,110	$346,407
(1) Approximately 77% of gold sales were to a single customer for the three months ended March 31, 2026 (89% for the three months ended March 31, 2025).

5.    COST OF SALES

	For three months ended March 31,
	2026	2025
Mine production costs	$135,611	$159,694
Royalties	66,851	47,134
Refining	797	964
Cost of sales, excluding DDA	$203,259	$207,792
DDA	$19,923	$18,957
Cost of sales	$223,182	$226,749
The amount of recoveries of inventories recognized in the period was $3.5 million ($3.8 million recovery for the three months ended March 31, 2025).

6.    GENERAL AND ADMINISTRATIVE

	For three months ended March 31,
	2026	2025
Salaries and related benefits(1)	$57,873	$11,346
General and Administrative Expenses(2)	11,285	7,506
Total general and administrative	$69,158	$18,852
(1)Includes share-based compensation expense in the amount of $55.2 million for the three months ended March 31, 2026 ($4.1 million for the three months ended March 31, 2025).
(2) Includes professional and consulting fees, travel and lodging expenses, office and IT expenses, and depreciation for Corporate and other assets.

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7.    OTHER LOSSES (GAINS)

	For three months ended March 31,
	2026	2025
Corporate development and transaction related costs	2,200	3,540
Gain on distribution of dividend-in-kind (note 10)	—	(14,491)
Other losses(1)	327	9,823
Total other losses (gains)	$2,527	$(1,128)
(1) Comprises a variety of items that are individually insignificant.

8.    FINANCE COSTS

	For three months ended March 31,
	2026	2025
Interest expenses from financial liabilities
Borrowings (note 17)	$2,347	$2,315
Accretion on deferred and contingent consideration (note 21)	1,206	1,024
Other finance costs
Accretion of environmental obligations	778	712
Financing component of streaming arrangements (note 16)	10,762	5,412
Other interest expense (income)	338	(212)
Foreign exchange	3,427	3,043
Borrowing costs capitalized(1)	(13,060)	(6,984)
Total finance costs	$5,798	$5,310
(1) Borrowing costs have been capitalized and allocated mostly to the development of Kurmuk, with an immaterial amount allocated to Sadiola Phase 1 expansion. The weighted average borrowing rate used for the capitalization was 10.1% for the period ended March 31, 2026 (2024 - 10.7%).

9.    EARNINGS (LOSS) PER SHARE

Basic (loss) earnings per share and the reconciliation of the number of shares used to calculate basic and diluted (loss) earnings per share are as follows:

	For three months ended March 31,
	2026	2025
Net (loss) earnings attributable to shareholders of the Company	$(58,326)	$15,124

Weighted average shares issued and outstanding post-consolidation(1)	125,343,326	109,629,216
Weighted-average shares outstanding – basic	125,343,326	109,629,216
Effect of dilutive share-based payment arrangements	—	10,248,107
Weighted-average shares outstanding – diluted	125,343,326	119,877,323

Basic (loss) earnings per share	$(0.47)	$0.14
Diluted (loss) earnings per share	$(0.47)	$0.13
(1)Share amounts have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 20, 2025, unless otherwise noted.

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For the three months ended March 31, 2026, 4,578,818 units related to share-based payment arrangements and 6,176,052 units related to the convertible debenture were not included in the calculation as their effect would be anti-dilutive (March 31, 2025 - 2,191,812 units related to share-based payment arrangements and 6,176,052 units related to the convertible debenture).

10.    NON-CONTROLLING INTERESTS

The movement in the non-controlling interests balance for the three months ended March 31, 2026 are as follows:

Balance at January 1, 2025	$70,532
Recognition of minority shareholder	(2,312)
Dividend in-kind paid to minority shareholder	(23,896)
Dividend paid to minority shareholder	(2,408)
Share of profit for the period	55,154
Balance at December 31, 2025	$97,070
Share of profit for the period	13,862
Balance at March 31, 2026	$110,932

Non-controlling interests represent the 10.11% ownership of the Bonikro mine and 15% of the Agbaou mine by the Government of Côte d'Ivoire and 20% of the Sadiola mine, owned by the Government of Mali. As of December 31, 2024, the Company's ownership of Korali-Sud was 100%; however, the Company's ownership was reduced to 65% on January 8, 2025 in association with the 2023 Mining Code. During the fourth quarter of 2024, a $37.2 million gross intercompany dividend was declared for distribution, from which $6.7 million was accrued as at December 31, 2024 and paid to the Government of Mali on January 30, 2025.

In connection with the definitive protocol agreement signed with the Government of Mali during the third quarter of 2024, the Company’s Korali-Sud mine and related assets were transferred to a new entity, Korali S.A., incorporated on January 8, 2025, and 35% of the ownership interests in the new entity were issued to the Government of Mali. The issuance of shares is considered a share-based payment in exchange for the issuance of a definitive exploitation permit for large-scale mining and processing of ore mined at Korali at the Sadiola Plant, which is valued with reference to the fair value of $5.5 million of the shares of Korali S.A. granted. In arriving at the fair value of the shares issued, the Company valued working capital assets and liabilities at cost and valued the inventory and fixed assets using a discounted cash flow model incorporating significant assumptions that included such factors as mineable mineralization including resources, future production levels, operating and capital costs, gold prices ranging from $2,551 to $2,598 per ounce, and a discount rate of 13.9%.

The NCI was recognized at the proportional share of the identifiable net assets of Korali S.A. of negative $2.3 million. The difference of $7.8 million between the value of the exploitation permit received capitalized to the cost of the Korali mine and the value of the NCI was recognized in retained earnings. Due to the life of the mine, the entire $5.5 million of the cost capitalized for this permit was recognized as depletion expense during 2025.

On January 8, 2025, the Government of Mali requested that 280 kg of gold be transferred to the state, which was treated as an advance against future dividends payable under the terms of the 2023 Mining Code. Control over the gold was transferred on February 18, 2025 and had a carrying value of $9.4 million. The fair value of the distribution was $23.9 million, which is equal to the value of the dividend paid in-kind, resulting in a gain on distribution of dividend-in-kind of $14.5 million, recognized under Other gains and losses (note 7).

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11.    FINANCIAL INSTRUMENTS

Financial assets at amortized cost

Current	As at March 31, 2026	As at December 31, 2025
Cash and cash equivalents	$424,200	$479,777
Restricted cash(1)	16,966	17,109
Trade and other receivables	21,244	17,482
Total	$462,410	$514,368
(1) The Company has cash in separate restricted accounts to comply with environmental matters in Cote d’Ivoire.

Fair value of derivatives

Hedge derivatives

On December 19, 2024, the Company entered into zero-cost collars to hedge the price on gold production of 10,000 ounces per month, beginning April 2025 through to December 2026, for a total of 210,000 ounces, at an average put and call strike price of $2,200 per ounce and $3,125 per ounce, respectively. On May 6, 2025, the Company entered into additional zero-cost collars to hedge the price on gold production of 15,500 ounces per month beginning in June 2025 and ending in March 2026 at an average call and strike price of $3,048 and $4,000 per ounce. As of March 31, 2026, 90,000 ounces of gold collars remain unsettled. These hedges result in cash inflows or outflows only when the underlying LBMA gold price is below the collar floor, or above the collar ceiling, respectively, at the time of settlement. These contract are expected to settle over time by the end of 2026.

The aggregate fair value of the position as of March 31, 2026 was a $174.3 million liability (March 31, 2025 - $49.5 million liability), which is current. The fair value of zero-cost collar contracts was determined based on gold future forward prices.

The gold collar contracts are designated as cash flow hedging instruments, with the effective portion of changes in fair value recognized in other comprehensive income, net of tax. Any ineffective portion of a hedge relationship is recognized immediately in the condensed consolidated interim statement of (loss) earnings.

Non-hedge derivatives

On October 29, 2025, the Company purchased average rate gold call options with a strike price of $4,500 per ounce, for the period of November 2025 to December 2026, for a total of 217,500 ounces. The call options effectively mitigate the cash outflow on the hedge derivatives when gold exceeds $4,500. The total premium is $20.5 million, paid on a monthly deferred basis. The gold call options have not been designated as hedging instruments. As of March 31, 2026, 90,000 ounces of gold call options remain unsettled.

The aggregate fair value of the position as of March 31, 2026 was a $38.6 million current asset included in Derivative financial assets (December 31, 2025 - $26.7 million). The fair value of the gold call options was determined based on future forward prices.

Financial liabilities at amortized cost

	As at March 31, 2026	As at December 31, 2025
Trade and other payables	$409,828	$373,193
Deferred consideration - Kurmuk	21,250	21,250
Deferred consideration - Korali-Sud	1,000	1,000
Lease liabilities	32,164	15,462
Total	$464,242	$410,905

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Financial liabilities at fair value through profit or loss

	As at March 31, 2026	As at December 31, 2025
Borrowings	$214,558	$154,312
Contingent consideration - Sadiola	36,497	35,291
Contingent consideration - Agbaou	17,406	17,482
Total	$268,461	$207,085

Fair value measurement

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement as a whole:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 – Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value on a recurring basis

For financial assets and liabilities for which fair value is measured or disclosed on a recurring basis, the Company assesses their classification at each reporting date and determines whether there have been any transfers between fair value hierarchy levels during the period.

During the quarter ended March 31, 2026 there were no transfers between categories.

The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values due to their short-term nature.

As at March 31, 2026, the Company's financial assets and liabilities measured at fair value on a recurring basis using the fair value hierarchy were as follows:

		Fair value
	Carrying amount	Level 1	Level 2	Level 3
Financial assets:
Restricted cash	16,966	16,966	—	—
Derivative financial asset	38,570	—	38,570	—
Total financial assets	55,536	16,966	38,570	—
Financial liabilities
Derivative financial liability	174,333	—	174,333	—
Deferred consideration - Kurmuk (Note 21)	21,250	—	—	21,250
Deferred consideration - Korali-Sud (Note 21)	1,000	—	—	1,000
Borrowings (Note 17)	214,558	214,558	—	—
Contingent consideration - Sadiola (Note 21)	36,497	—	—	36,497
Contingent consideration - Agbaou (Note 21)	17,406	—	—	17,406
Total financial liabilities	465,044	214,558	174,333	76,153

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As at December 31, 2025, the Company's financial assets and liabilities measured at fair value on a recurring basis using the fair value hierarchy were as follows:

		Fair value
	Carrying amount	Level 1	Level 2	Level 3
Financial assets:
Restricted cash	17,109	17,109	—	—
Derivative financial asset	26,703	—	26,703	—
Total financial assets	43,812	17,109	26,703	—
Financial liabilities
Derivative financial liability	167,260	—	167,260	—
Deferred consideration - Kurmuk (Note 21)	21,250	—	—	21,250
Deferred consideration - Korali-Sud (Note 21)	1,000	—	—	1,000
Borrowings (Note 17)	154,312	154,312	—	—
Contingent consideration - Sadiola (Note 21)	35,291	—	—	35,291
Contingent consideration - Agbaou (Note 21)	17,482	—	—	17,482
Total financial liabilities	396,595	154,312	167,260	75,023

12.    TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES

Current	As at March 31, 2026	As at December 31, 2025
Trade and other receivables	$21,244	$17,482
VAT receivable	66,079	56,803
Prepayments	44,033	42,808
Total current trade receivables, prepayments, and other receivables	$131,356	$117,093

Non-current	As at March 31, 2026	As at December 31, 2025
VAT receivable	37,652	28,798
Total non-current trade receivables, prepayments, and other receivables	$37,652	$28,798

The carrying value of trade and other receivables approximate their fair value.

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13.    INVENTORIES

Current	As at March 31, 2026	As at December 31, 2025
Doré bars(1)	$14,741	$17,612
Ore stockpiles and gold in circuit	98,148	75,872
Material and supplies	41,389	46,652
Total current inventories	$154,278	$140,136

Non-current	As at March 31, 2026	As at December 31, 2025
Ore stockpiles	$78,296	$70,056
Total non-current inventories	$78,296	$70,056
(1) In the first quarter of 2025, the Company delivered 48,939 ounces of gold from Korali-Sud that were inventoried at the Sadiola mine. These ounces include, in association with the establishment of Korali S.A., an advance to the Government of Mali of future dividends from the entity, in the form of gold, equal to 8,154 ounces.

Inventories are held at lower of cost or net realizable value.

In the three months ended March 31, 2026 inventories recognized as an expense within cost of sales amounted to $153.6 million (March 31, 2025: $170.2 million).

14.    MINERAL PROPERTY, PLANT AND EQUIPMENT

	Land, building, plant & equipment (2)	Operating mine mineral interests	Development projects and Exploration & evaluation	Total
Cost
As at January 1, 2026	$483,120	$198,758	$815,126	$1,497,004
Additions	35,234	—	106,525	141,759
At March 31, 2026	$518,354	$198,758	$921,651	$1,638,763

Accumulated depreciation and amortization and impairment
At January 1, 2026	$(190,541)	$(65,833)	$—	$(256,374)
DDA	(17,989)	(1,933)	—	(19,922)
At March 31, 2026	(208,530)	(67,766)	—	(276,296)
Carrying amount, at March 31, 2026 (1)	$309,824	$130,992	$921,651	$1,362,467

Amounts included above as at March 31, 2026
Exploration and evaluation assets	$—	$—	$9,772	$9,772
Assets under construction	$—	$—	$911,880	$911,880
(1) Includes $13.1 million in borrowing costs capitalized as at March 31, 2026, allocated mainly to Kurmuk project.
(2) Inclusive of right-of-use assets with a carrying value of $39.0 million as at March 31, 2026, and a depreciation expense of $3.8 million.

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	Land, building, plant & equipment (2)	Operating mine mineral interests	Development projects and Exploration & evaluation	Total
Cost
As at January 1, 2025	$364,922	$178,199	$437,155	$980,276
Additions	26,119	—	436,696	462,815
Transfers	54,568	20,559	(75,127)	—
Environmental obligations, change of estimate	37,511	—	16,402	53,913
At December 31, 2025	$483,120	$198,758	$815,126	$1,497,004

Accumulated depreciation and amortization and impairment
At January 1, 2025	$(137,439)	$(47,192)	$—	$(184,631)
DDA	(53,102)	(18,641)	—	(71,743)
At December 31, 2025	(190,541)	(65,833)	—	(256,374)
Carrying amount, December 31, 2025 (1)	$292,579	$132,925	$815,126	$1,240,630

Amounts included above as at December 31, 2025
Exploration and evaluation assets	$—	$—	$6,278	6,278
Assets under construction	$—	$—	$808,849	$808,849
1) Includes $36.6 million in borrowing costs capitalized as of December 31, 2025, allocated mainly to Kurmuk project, and an immaterial balance to the Sadiola expansion project.
(2) Inclusive of right-of-use assets with a carrying value of $18.0 million as at December 31, 2025, and a depreciation expense of $11.1 million.

Operating mine mineral interests represents the fair value of acquired mines and is amortized on a unit of production basis.

The costs of exploration and evaluation assets are not subject to amortization until production has commenced.

15.    TRADE AND OTHER PAYABLES

	As at March 31, 2026	As at December 31, 2025
Trade payables	151,580	118,378
Other payables and accrued expenses(1)(2)	171,563	164,850
Royalties	86,685	89,965
Total trade and other payables	$409,828	$373,193
(1) As of March 31, 2026, Other payables include $19.8 million of PSU liabilities and $5.5 million of DSU liabilities, discussed in note 20.

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16.    DEFERRED REVENUE

	Stream arrangements	Gold prepays and advance sales (2)	Total
At January 1, 2026	$237,082	$159,718	$396,800
Cash received	2,761	—	2,761
Amount recognized as revenue	(9,154)	(25,000)	(34,154)
Accrued interest(1)	7,295	3,467	10,762
As March 31, 2026	$237,984	$138,185	$376,169

Current balance	$5,616	$71,265	$76,881
Non-current balance	$232,368	$66,920	$299,288

	Stream arrangements	Gold prepays and advance sales (2)	Total
At January 1, 2025	$105,418	$100,000	$205,418
Cash received	135,751	150,000	285,751
Amount recognized as revenue	(20,896)	(100,000)	(120,896)
Accrued interest(1)	16,809	9,718	26,527
At December 31, 2025	$237,082	$159,718	$396,800

Current balance	$7,621	$59,806	$67,427
Non-current balance	$229,461	$99,912	$329,373
(1) As of March 31, 2026, $7.3 million (December 31, 2025 - $16.8 million) of accrued interest from stream arrangements has been capitalized, in accordance with IAS 23 - Borrowing Costs.
(2) As of March 31, 2026, comprises $125.0 million of gold prepays and advance sales. (December 31, 2025 - $150.0 million of gold prepays and advance sales).

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Stream Arrangements

On October 10, 2019 the Company entered into a streaming agreement, currently held by Royal Gold Inc. (“Royal Gold”). Under this agreement, the counterparty has the right to purchase certain quantities of gold at a fixed price of US$400/ounce. Royal Gold has the right to purchase 6% of the first 650,000 ounces of production at the Bonikro mine (39,000 ounces). Subsequently, they may purchase up to 3.5% of each lot between 650,000 ounces and 1,300,000 ounces of refined gold (a further 22,750 ounces and 61,750 ounces inclusive), up to 2% of each lot thereafter.

On August 7, 2024, the Company entered into a streaming transaction with Triple Flag International Ltd., a wholly-owned subsidiary of Triple Flag Precious Metals Corp. (collectively, “Triple Flag”). Under the terms of the agreement, the Company received a $53.0 million upfront cash payment on August 14, 2024 and will receive an ongoing payment equal to 10% of the spot gold price. Triple Flag will have the right to purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds. Costs incurred in the transaction total $1.9 million.

On December 5, 2024, the Company entered into a streaming transaction with Wheaton Precious Metals International Ltd. ("WPMI"), a wholly-owned subsidiary of Wheaton Precious Metals Corp. Under the terms of the streaming agreement, the Company will receive an aggregate $175.0 million upfront cash payment to support the funding of the development of the Kurmuk project. WPMI will have the right to purchase 6.7% of payable gold from the Kurmuk mine. The gold stream rate will step down to 4.8% of payable gold after the delivery of 220,000 ounces of gold. WPMI will make ongoing payments of 15% of the spot gold price for each ounce delivered under the stream. The stream will cover the existing Kurmuk mining license and until 255,000 ounces of gold have been delivered to WPMI. On December 19, 2024, the Company met the conditions to withdraw the first of four planned payments of $43.8 million each. The three additional planned withdraws were completed on June 30, September 16, and December 15, 2025.

The stream arrangements have been accounted for as deferred revenue, as the upfront payments pertain to future production. As such, revenue is recognized as the services are performed for the counterparty, reducing the unearned deferred revenue balance. The streams contain an intrinsic financing component, which has been valued as part of the subsequent measurement of the deferred revenue stream. The Company estimated the financing component to be 24.99% for the Royal Gold stream, 9.98% for the Triple Flag stream, and 12.02% for the Wheaton stream..

As of March 31, 2026, accrued interest of $0.8 million, $0.9 million and $5.6 million has been calculated for the Royal Gold, Triple Flag and WPMI stream agreements, respectively. The amount of revenue recognized for the Royal Gold agreement is $3.4 million, out of which $1.1 million is on a cash basis (at $400 per ounce) while the remainder is non-cash (amortization of deferred revenue). For the Triple Flag agreement, the Company recognized revenue in the amount of $5.7 million, out of which $1.7 million is on a cash basis while the remainder is non-cash amortization of deferred revenue.

Gold prepays and advance sales

On December 19, 2024, the Company entered into a gold prepaid forward arrangement with select lenders, for a total advance of $75.0 million. Under the arrangement, the Company will deliver to the lenders an aggregate of 2,802 ounces of gold per month over a period of twelve months, starting in October 2026. The Company estimated the financing component for this arrangement to be 11.0%. As of March 31, 2026, accrued interest of $3.5 million has been calculated for this gold prepay forward arrangement.

On December 20, 2024 the Company entered into an advance sale agreement to deliver 9,613 ounces of gold at a price of $2,601 per ounce, for a total of $25.0 million. The advance sale was recognized as deferred revenue, and presented as current. Delivery of the gold was completed on January 21, 2025.

On September 25, 2025, the Company entered into an advance sale forward agreement with select lenders, for a total advance of $50.0 million. Under the arrangement, the Company will deliver an aggregate of 1,233 ounces of gold per month over a period of twelve months, starting in October 2026. The advance sale was recognized as deferred revenue and presented as non-current. The Company estimated the financing component for this arrangement to be 9.8%.

On December 24, 2025 the Company entered into an advance sale agreement to deliver 5,713 ounces of gold at a price of $4,376 per ounce, for a total of $25.0 million. The advance sale was recognized as deferred revenue, and presented as current. Delivery of the gold was completed on January 21, 2026.

The gold prepays and advance sales have been accounted for as deferred revenue, as the upfront payments pertain to future production. As such, revenue is recognized as the services are performed for the counterparty, reducing the unearned deferred revenue balance.
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17.    BORROWINGS

Convertible Debenture
Borrowings - January 1, 2025	$96,356
Change in fair value of debt	57,956
Borrowings - December 31, 2025	$154,312
Change in fair value of debt	60,246
Borrowings - March 31, 2026	$214,558

Convertible Debentures

On August 30, 2023, the Company issued 107,279 convertible debentures at a price of $1,000 per unit. Each convertible debenture entitled the holder to receive one unsecured convertible debenture of AMC, which was subsequently exchanged for one unsecured convertible debenture of the Company on an economically equivalent basis on September 7, 2023. The convertible debentures bear interest at 8.75% annually, payable semi-annually on September 30 and March 31 of each year, and a maturity date of 5 years. The Company incurred $5.3 million in costs related to this transaction.

The debentures are convertible at the holder's option into the Company's shares at any time during their five-year tenure at a price of $17.37 per share (“Conversion Price”). The Company has the right to force the conversion of all of the principal amount of the convertible debentures into common shares at the Conversion Price at any time after three years from the date of issuance, provided that the current market price is not less than 115% of the Conversion Price. The convertible debentures also contain embedded derivatives, including the right for conversion and the right to repay the principal amount in common shares upon maturity.

Using readily observable inputs from the market, the fair value of the convertible debentures as at March 31, 2026, was determined to be $214.6 million, net of $nil interest payable. The total fair value loss of $60.3 million includes a $17.1 million loss from the change in credit risk conditions, recorded in OCI, and a $43.2 million loss from the change in option value and market conditions recorded in the condensed consolidated interim statement of (loss) earnings for the period ended March 31, 2025.

Credit Facility

On December 18, 2024, the Company executed a credit facility for $40.0 million, plus an additional $10.0 million accordion, for a total of $50 million and a three-year term. The Company expects to use the funds for financial flexibility and general business purposes. Interest rates are determined based on the leverage ratio, ranging between 350 basis points ("bps") and 450 bps Secured Overnight Financing Rate ("SOFR") Loan or between 250 bps and 350 bps Canadian Prime Loan or Base Rate Loan, with a standby fee of between 87.5 bps and 112.5 bps.

The facility is subject to customary covenants and is secured by assets of the Company and its material subsidiaries. It contains certain financial covenants that include (a) a minimum interest coverage ratio; (b) a maximum net leverage ratio; and (c) a minimum liquidity level. As at March 31, 2026, the Company is in compliance with the covenants.

No funds have been withdrawn from the facility.

18.    LEASE OBLIGATIONS

Current and non-current lease liabilities as at March 31, 2026 are presented below:

	As at March 31, 2026	As at December 31, 2025
Current lease liabilities	$7,854	$2,999
Non-current lease liabilities	24,310	12,463
Total	$32,164	$15,462

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On November 3, 2023 the Company signed a lease agreement for its Toronto head office, which can be extended. The net present value of the lease obligation and the right-of-use asset was estimated at $2.7 million, using a 9.30% discount rate.

On May 16, 2024, the Company entered into a contract to lease twenty-one generators for the Bonikro and Agbaou mines over a three year term. The net present value of the lease obligation was estimated at $14.2 million, using an 8.07% discount rate. The generators were commissioned on June 11, 2024. The Company incurred additional costs of $14.9 million to bring the generators to use, resulting in the recognition of a right-of use asset of $28.4 million, with $14.9 million and $13.5 million allocated to Bonikro and Agbaou, respectively.

During the fourth quarter of 2024, the Company entered into contract mining agreements for Sadiola, Bonikro and Agbaou; while the contract mining agreement with Kurmuk was signed on March 1, 2025. As disclosed in Note 5 - Critical judgements and estimations uncertainties, in the Company’s audited consolidated financial statements for the year ended December 31, 2025, management has concluded that while the arrangements contain a lease, due to the variable nature of the payments, there was no lease amount to measure for the lease liability. The total variable cost incurred during 2026 related to those mining service agreements was $67.1 million ($45.1 million at March 31, 2025).

During the quarter ended March 31, 2026, the Company entered into lease arrangements resulting in right-of-use additions of $24.7 million and lease obligation additions of $18.2 million with a weighted average discount rate of 14.4% (for the quarter ended March 31, 2025, there were no additions).

During the quarter ended March 31, 2026, the Company recognized $0.5 million in interest expense, included in Finance costs arising from lease liabilities (for the quarter ended March 31, 2025, $0.1 million).

19.    SHARE CAPITAL

	Number of Common Shares (2)	Share Capital
As at January 1, 2025	109,629,215	$587,119
Shares issued for RSUs vested	739,988	$8,679
Shares issued for payment of Kurmuk deferred consideration	1,474,882	$21,250
Shares issued in public offering (1)	12,893,136	$196,307
As at December 31, 2025	124,737,221	$813,355
Shares issued for RSUs vested	1,144,008	$11,638
As at March 31, 2026	125,881,229	$824,993
(1)Net of transaction costs incurred of $10.1 million.
(2) Shares issued prior to May 20, 2025, have been retrospectively adjusted for the impact of the 3 to 1 share consolidation ratio.

The Company's authorized share capital includes an unlimited number of common shares with no par value.

On April 22, 2025, and May 1, 2025 the Company closed an underwriting agreement, and an over-allotment option, respectively, pursuant to which the underwriters agreed to purchase, on a bought deal basis, an aggregate of 17,250,000 common shares at a price of C$5.35 per share for aggregate gross proceeds of $66.8 million (C$92.3 million). The cost of this transaction was $2.8 million, therefore net proceeds were $64.0 million.

On October 20, 2025, the Company filed a prospectus supplement related to an overnight marketed equity offering. Pursuant to this offering, 7,143,200 common shares were issued at a price of C$27.35 per share for gross proceeds of approximately $139.6 million (CAD$195.3 million) and net proceeds of approximately $134.0 million (CAD$187.4 million).

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20.    SHARE-BASED EXPENSE

Share-based payment reserve

	As at March 31, 2026	As at December 31, 2025
Opening balance	$30,914	$8,492
Charge for the period	9,507	30,727
Share-based payments settled in the period	(11,638)	(8,305)
Closing balance	$28,783	$30,914

	Stock option units ("Stock options')	Restricted share units ("RSU")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, January 1, 2025	199,998	1,174,874	39,817	—
Granted	2,154,500	2,891,940	138,186	3,427,156
Settled	—	(749,346)	—	—
Closing balance, December 31, 2025	2,354,498	3,317,468	178,003	3,427,156
Granted	—	50,860	—	—
Forfeited/expired	—	—	—	(446,970)
Settled	—	(1,144,008)	—	(304,658)
Closing balance, March 31, 2026	2,354,498	2,224,320	178,003	2,675,528
The stock option, RSU, DSU, and PSU amounts have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 20, 2025, unless otherwise noted.

Stock Options

On September 7, 2023, the Company adopted a plan providing for the grant of stock options to directors, senior officers or employees of the Company to purchase common shares. Stock options are granted at the weighted average trading price for the 5 consecutive trading days immediately prior to the relevant date. Vesting and term conditions are determined at the discretion of the Board.

The Board authorized a maximum of 5% of the total number of shares outstanding be issuable under the plan. The number of securities issuable to insiders, at any time, under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding securities and that the number of securities issued to insiders, within any one-year period, under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding securities. In the event of a change of control, all vested stock options may be exercised and the holder shall receive the securities, property or cash that they would have been entitled to had they exercised the options immediately prior to the change of control, unless the directors of the Company determine a different basis for the exercise of options. In connection with the proposed acquisition of the Company (see Note 1), under the terms of the agreement, all outstanding options would vest, be exercised and a payment calculated based on the difference in the acquisition share price and strike price of the options would be paid to all option holders.

On September 8, 2023, the Company granted 199,998 stock options to certain directors, with a three-year, equal annual tranche vesting period and an expiration term of 7 years. Using a Black-Scholes valuation model, the options were valued at CAD$8.82 per option, using an exercise price of CAD$17.61 per share, volatility of 38%, 0% expected dividend yield, expected life of 7 years, and a 4% interest rate. As of March 31, 2026, the remaining contractual life of these options was 4.4 years and 133,332 of these options were exercisable (2025 - 133,332).

On December 16, 2025, 2,154,500 options were issued to directors and senior management personnel, with a three-year, equal annual tranche vesting period and an expiration term of 7 years. Using a Black-Scholes valuation model, the options were valued at CAD$18.94 per option, using an exercise price of CAD$31.11 per share, volatility of 59% determined based on the Company's share price history, 0%
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expected dividend yield, expected life of 7 years, and a 3% risk-free interest rate. As of March 31, 2026, the remaining contractual life of these options was 6.7 years and none of these options were exercisable.

For the period ended March 31, 2026, the Company recorded $4.4 million share-based expense for stock options (for the year ended March 31, 2025, $0.1 million).

Restricted Shares Units (“RSUs”)

On September 7, 2023, the Company adopted a plan providing for the payment of bonuses in the form of the acquisition of Shares or, at the option of the Company, cash by participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of eligible employees and eligible contractors. A maximum of 5,850,232 shares (17,550,697 pre 3:1 consolidation basis) are issuable under the Plan. Vesting and term conditions are determined at the discretion of the Board. In the event of a change of control, all RSUs outstanding shall immediately vest and be payable in cash on the date immediately prior to the change of control, regardless of the restricted period. The payment shall be in an amount equal to the market value of the shares underlying the RSU calculated as at the date that is two business days prior to the change of control.

Date	RSUs granted	RSUs outstanding	Grant price	Vesting conditions and other matters
September 7, 2023	1,191,211	1,141,265	$13.35	67,425 units vesting in equal tranches over three years and 1,123,786 units vesting on third anniversary.
November 9, 2023	305,000	—	$8.94 (CAD$12.33)	Vesting in equal tranches over three years. Accelerated. (1)
August 8, 2024	16,125	10,750	$6.20 (CAD$8.50)	Vesting in equal tranches over three years.
January 21, 2025	816,943	354,781	$7.10 (CAD$10.17)	Vesting 50% on first anniversary, 25% tranches vesting each on second and third anniversaries.
April 13, 2025	2,075,000	666,664	$12.01 (CAD$16.68)	Vesting in equal tranches on November 24, 2025, February 24, 2026 and May 26, 2026
February 25, 2026	50,860	50,860	$31.57 (CAD$43.17)	Vesting in equal tranches over three years.
Total	4,455,139	2,224,320
(1)On September 9, 2024, the Board approved the immediate vesting of these RSUs and corresponding shares issuance. Out of the total charge for the period noted above, the Company capitalized the total accelerated expense of this RSU grant to the Kurmuk project, for $2.7 million.

On February 25, 2026, the Company granted 50,860 RSUs at a price of $31.57 (CAD$43.17) to officers and directors. The units vest in three equal tranches on December 16 of 2026, 2027 and 2028.

During the quarter ended March 31, 2026, 86,269 RSUs with a value of $0.9 million were accelerated due to a retirement, resulting in the recognition of an accelerated expense of $0.3 million.

For the period ended March 31, 2026, the Company recorded $5.1 million share-based compensation expense and has 2,224,320 RSUs outstanding (period ended March 31, 2025 - $2.2 million).

Deferred Share Units ("DSUs")

To align interests between eligible directors and the shareholders of the Company, a DSU plan was adopted on September 7, 2023, providing eligible directors the ability to elect to be paid a portion of annual director compensation in DSUs. Eligible officers can elect to be paid their long term incentive compensation in DSUs. In the event of a change of control, all DSUs outstanding become payable once the holder ceases to be a director or officer of the Company.

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Date	DSUs granted and outstanding	Grant date price
April 16, 2024	6,768	$8.70 (CAD$11.79)
May 21, 2024	11,011	$6.72 (CAD$9.15)
August 15, 2024	10,805	$6.84 (CAD$9.39)
November 14, 2024	11,232	$6.60 (CAD$9.21)
April 2, 2025	9,812	$10.37 (CAD$14.85)
May 14, 2025	14,277	$11.66 (CAD$16.29)
August 13, 2025	13,964	$11.92 (CAD$16.39)
November 12, 2025	10,134	$16.48 (CAD$23.10)
December 16, 2025	90,000	$22.59 (CAD$31.11)
Total	178,003

For the period ended March 31, 2026, the Company recorded $1.4 million share-based compensation expense from the DSUs granted in the year (2025 - $0.1 million). As of March 31, 2026, $5.5 million of DSU liabilities are included in other payables (refer to note 15).

Performance Share Units ("PSUs")

On September 7, 2023, the Company adopted a plan to provide additional rewards to senior management for services performed and to promote a greater alignment of interest between senior management and shareholders of the Company. The Plan is administered by the Board of Directors, through a Compensation Committee, which determines specific in regards to the value of the PSUs, the vesting period and the performance indicator on which the issuance is based. Under the terms of the plan, in the event of a change of control, all outstanding PSUs vest and become payable immediately on the date prior to the change of control, regardless of their stated performance periods.

On January 21, 2025, the Company issued 1,084,656 PSUs at a price of $7.11 (CAD$10.17), with a two-year vesting period ending on December 31, 2026, to eligible senior management, to be settled in cash in an amount based on the Company's common share price and a multiplier based on the relative value of the Company's common share price in relation to the S&P Global Gold index (the "index").

On December 16, 2025, the Company issued 2,342,500 PSUs at a price of $22.60 (CAD$31.11) to eligible senior management to be settled in cash in an amount based on the growth of the Company's common share price on maturity and a multiplier based on the growth of the Company's common share price in comparison with that of the share prices of the constituents of the S&P/TMX Global Gold Index. The PSUs vest on the earlier of December 14, 2028, a three year time frame, or, should the Company's shares trade on the TSX at a price 40% above the initial price for 4 months, maturity will be at the end of that four month period. Further, for approximately 75% of the units the maximum payable will be limited to a payment of 62.5% of the total payable amount otherwise, unless the share price increase is equal to or greater than 80% from the initial price. Based on management's judgement and statistical modelling, December 14, 2028 was determined to be the most probable maturity date as of the date of grant and is therefore used as the vesting date for accounting purposes.

On February 18, 2026, the Company accelerated 304,658 units granted on January 21, 2025, resulting in an accelerated expense of $10.4 million and the recognition of $24.1 million in Trade and other payables. Furthermore, the Company approved the conversion of 750,000 units of the December 16, 2025 grant subjected to the 62.5% payout limiter to 303,030 units without the 62.5% limiter, resulting in the net cancellation of 446,970 units.

As of March 31, 2026, the Company recognized $43.9 million expense from stock based compensation related to PSUs (2025 - $1.8 million). As of March 31, 2026, the fair value of PSUs outstanding of $19.8 million was included in other payables (refer to note 15).

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21.    DEFERRED AND CONTINGENT CONSIDERATION

As part of previously completed acquisitions of Agbaou and Sadiola mines, including Korali-Sud, and the remaining interest in Kurmuk, the Company has recorded deferred and contingent consideration payable to the various sellers in post-acquisition years as follows:

For three months ended March 31, 2026	Sadiola mine	Agbaou mine	Kurmuk project	Korali-Sud project	Total
Opening balance, January 1, 2026	$35,291	$17,482	$21,250	$1,000	$75,023
Accretion	1,206	—	—	—	1,206
Revaluation	—	2,250	—	—	2,250
Balance Payable	—	(1,116)	—	—	(1,116)
Payments	—	(1,210)	—	—	(1,210)
Closing balance	$36,497	$17,406	$21,250	$1,000	$76,153

Current	$—	$8,071	$21,250	$1,000	$30,321
Non-current	36,497	9,335	—	—	45,832
Total deferred and contingent consideration	$36,497	$17,406	$21,250	$1,000	$76,153

For the year ended December 31, 2025	Sadiola mine	Agbaou mine	Kurmuk project	Korali-Sud project	Total
Opening balance, January 1, 2025	$31,698	$20,013	$38,267	$1,000	$90,978
Accretion	6,093	—	4,233	—	10,326
Revaluation	—	3,639	—	—	3,639
Balance Payable	—	(1,210)	—	—	(1,210)
Payments	(2,500)	(4,960)	(21,250)	—	(28,710)
Closing balance	$35,291	$17,482	$21,250	$1,000	$75,023

Current	$—	$7,867	$21,250	$1,000	$30,117
Non-current	35,291	9,615	—	—	44,906
Total deferred and contingent consideration	$35,291	$17,482	$21,250	$1,000	$75,023

Agbaou mine – Acquisition of Endeavour Resources Inc. on March 1, 2021

The contingent consideration recorded on the acquisition of Agbaou relates to a royalty on future production from the Agbaou mine applicable to ore that is mined in excess of 320,611 ounces. This threshold was met in late 2022, and consequently the Company continues to value to royalty payable based on future production and using a discounted cash flow approach.

The primary input to the valuation of the contingent consideration are the consensus forward gold price, from $4,799 per ounce to $4,036 per ounce, and the expected future production of the mine.

Sadiola mine – Acquisition of Société d’Exploitation des Mines d’Or de Sadiola S.A on December 30, 2020

Contingent consideration recorded on the acquisition of Sadiola includes a first tranche of $24.9 million ($12.45 million each to AngloGold Ashanti (“AGA”) and IAMGOLD Corporation (“IMG”)) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (“SSP”); and a further tranche of $24.9 million ($12.45 million each to AGA and IMG) upon the production of a further 250,000 ounces from the SSP. The contingent consideration was valued using the discounted cash flow approach.

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The primary input to the valuation of the contingent consideration is the expected timing of future production from of the mine.

Korali-Sud project – Acquisition of Korali-Sud on November 9, 2023

Deferred consideration recorded on the acquisition of Korali-Sud project includes a $1.0 million deferred consideration.

Kurmuk project – Acquisition of APM Ethiopia Ltd. on September 6, 2023

Deferred consideration recorded on the asset acquisition of Kurmuk includes a consideration consisting of one payment of $25.0 million and two payments of $21.25 million each. The form of these payments includes:

•First payment: $25.0 million in cash due on the first anniversary after completion of the acquisition; or $12.5 million paid in cash within 60 days of first anniversary after completion and $12.5 million paid in shares. The first payment was completed in 2024;
•Second payment: $21.25 million due on the second anniversary after completion of the acquisition; or at the election of the counterparty: $21.25 million in cash due on the third anniversary after completion of the acquisition; or $21.25 million in shares due on the second anniversary after completion of the acquisition. The second payment was completed in 2025;
•Third payment: $21.25 million in cash due at the earlier of the Commercial Production Commencement Date (estimated to be no earlier than the 3rd anniversary); and the fourth anniversary after completion of the acquisition.

On September 9, 2024, the Company issued 5,917,063 shares to partially settle the first payment, in the amount of $12.5 million. The $12.5 million cash portion of the first payment was completed on November 7, 2024. On September 8, 2025, the Company issued 1,474,882 shares to settle the second payment, in the amount of $21.25 million.

The Company used their best estimate for the elected option for the deferred consideration, estimating the amount of the deferred consideration to be $21.3 million as of March 31, 2026, presented as current liability. The deferred consideration is valued using the amortized cost method.

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